UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
LOTUS PHARMACEUTICALS, INC

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
784097107

(CUSIP Number)
China West, LLC
201 South Biscayne Boulevard 28th Floor, Miami, FL 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 8, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	784097107

1	NAMES OF REPORTING PERSONS China West, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		2,589,358

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,589,358

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,589,358

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	784097107

1	NAMES OF REPORTING PERSONS Charles Tamburello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,589,358

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,589,358

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,589,358

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.001 per share (“Common Stock”), of Lotus Pharmaceuticals, Inc. (f/k/a S.E. Asia Trading Company, Inc.), a Nevada corporation (the “Company”). This Amendment No. 1 supplementally amends the statement on Schedule 13D, as amended, filed by China West, LLC, a Florida limited liability company (“China West”), and Charles Tamburello, a United States citizen, by furnishing the information set forth below. China West and Mr. Tamburello are collectively defined in this Amendment as the “Reporting Persons.” Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.
     The Reporting Persons are filing this Amendment No. 1 to report that the number of shares of Common Stock that they may be deemed to beneficially own has decreased by an amount greater than one percent of the outstanding shares of Common Stock of the Company.
Item 3. Source and Amount of Funds and Other Consideration.
     Item 3 is hereby amended by adding the following:
     On April 20, 2007, China West transferred 300,000 shares of the Company to an unaffiliated third party, Camden International, a Bahamian company (“Camden”), in consideration for consulting services provided by Camden to China West and GTEC. On November 15, 2007, China West received 125,000 shares of the Company from GTEC as partial reimbursement for the shares transferred by China West to Camden.
     In 43 open market transactions from October 4, 2007 to January 8, 2008, as detailed below, China West sold an aggregate of 838,042 shares of the Company at prevailing market prices for aggregate net proceeds of $ $629,905.43.

Date	Shares Sold	Net Proceeds
10/04/07	5,000	$5,999.90
10/04/07	5,000	$5,980.90
10/05/07	21,000	$26,249.58
10/05/07	10,000	$11,599.81
10/05/07	10,000	$11,480.81
10/05/07	7,000	$8,749.86
10/08/07	45,000	$57,784.08
10/08/07	20,000	$25,980.58
10/09/07	11,000	$13,309.78
10/09/07	15,000	$17,699.72
10/09/07	10,000	$13,080.79
10/10/07	7,767	$9,355.61
10/19/07	12,000	$15,340.75
10/22/07	46,630	$59,200.15
10/23/07	7,000	$8,889.85
10/23/07	20,000	$25,380.60
10/24/07	8,500	$10,860.82
10/25/07	10,000	$12,180.79
10/29/07	12,000	$15,220.75
10/30/07	16,000	$20,140.67
11/01/07	30,000	$35,980.43
11/02/07	15,000	$17,699.71

Date	Shares Sold	Net Proceeds
11/02/07	15,000	$17,380.72
11/05/07	20,000	$21,280.65
11/06/07	15,000	$15,730.74
11/08/07	12,145	$12,611.59
11/08/07	7,000	$7,279.88
12/04/07	5,000	$5,080.91
12/07/07	5,000	$5,155.91
12/10/07	10,500	$11,089.83
12/10/07	5,000	$5,064.91
12/11/07	5,000	$5,080.91
12/12/07	2,000	$2,000.96
12/19/07	4,000	$3,820.93
12/21/07	2,500	$2,280.96
12/26/07	2,000	$1,920.96
12/31/07	5,000	$4,850.92
01/02/08	10,000	$9,400.85
01/03/08	40,000	$40,780.37
01/04/08	6,000	$6,899.88
01/04/08	4,000	$4,580.92
01/07/08	13,500	$14,020.78
01/08/08	5,500	$5,425.91

Total	838,042	$629,905.43

Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following:
     The Reporting Persons acquired and disposed of beneficial ownership of the securities as set forth in Item 3 of this Schedule 13D, which is hereby incorporated by reference. The Reporting Persons acquired and disposed of the securities for investment purposes. They may, from time to time and at any time, acquire additional shares of Common Stock in the open market or otherwise and reserve the right to and intend to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Common Stock.

Item 5. Interest in Securities of the Company.
     Item 5 is hereby amended and restated in its entirety to read as follows:
(a)	The Reporting Persons are the beneficial owners of 2,589,358 shares of the Common Stock of the Company, representing 6.2% of the issued and outstanding shares of the Company’s Common Stock.

(b)	China West has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 2,589,358 shares of the Company’s Common Stock. Tamburello may be deemed to have the shared power to vote or to direct the vote and the shared power to dispose or direct the disposition of 2,589,358 shares of the Company’s Common Stock.

(c)	All transactions in the class of securities reported or effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2008	China West, LLC
	By:	/s/ Charles Tamburello
Charles Tamburello
Its: Managing Member

/s/ Charles Tamburello
Charles Tamburello